August 21, 2009

To: All Canadian Securities Regulatory Authorities

Emgold Mining Corporation (the “Issuer”)

Change of Meeting Date

Dear Sirs:

Please be advised that the previously announced Meeting Date for the upcoming Meeting of Security Holders of the Issuer has been changed as follows:

1.

Meeting Type : Annual General and Special Meeting

2.

Record Date for Notice of Meeting : 04/Aug/2009

3.

Record Date for Voting (if applicable) : 04/Aug/2009

4.

Meeting Date : 18/Sept/2009

5.

Meeting Location (if available) : Vancouver, British Columbia, Canada

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	290928100	CA2909281008

Sincerely,

EMGOLD MINING CORPORATION

/s/ I. Rodrigo A. Romo
Corporate Secretary